

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 12, 2009

<u>Via U.S. Mail and facsimile to (920) 482-1917</u>

Mr. Neal R. Verfuerth
President and CEO
Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, WI 53073

> **Re:** **Orion Energy Systems, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed June 27, 2008**
> **File No. 001-33887**

Dear Mr. Verfuerth:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year ended March 31, 2008</u>

<u>Item 1. Business, page 4</u>

1.   Pursuant to Item 101(a) of Regulation S-K, in future filings, disclose the year in which you were organized and the form of your corporate entity.

2.   In future filings: identify each of your material customers and suppliers; set forth the percentage of respective revenue/cost of revenues derived from each of them; describe the material terms of your agreements with each; and, pursuant to Item

601(b)(10), file as an exhibit to the 10-K those agreements. In this regard, the related disclosures under "Note B: Concentration of Credit Risk" has been noted.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 7

Setting Executive Compensation, page 7

3.   Item 402(b)(2)(xiv) requires you to identify compensation benchmarks and the component companies that you use to develop such benchmarks. Throughout your Compensation Discussion and Analysis, you rely substantially on benchmarked compensation information. For instance, in the second paragraph on page 8, you disclose that your compensation consultant used four surveys. In future filings, please disclose the benchmarks that you have developed, the component companies that are part of the surveys and databases that you have used, and explain why and how you have varied your application of the benchmarks.

Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation, page 12

4.   Item 402(b)(1)(v) requires you to describe how you determine the amount of each compensation element such as how you award cash bonuses under your Cash Incentive Program. Further, Item 402(b)(2)(v) requires you to disclose the specific items of corporate performance that are taken into account in making compensation decisions, and Item 402(b)(2)(vii) requires you to discuss how an individual's performance or contribution to corporate performance is taken into account in making compensation decisions, as well as describing an individual's performance.   Please comply in future filings.

In the table on page 13, you list the bonuses you paid under the Cash Incentive Program. You state on the top of page 13 that you "did not establish any individual performance goals for [y]our NEOs for fiscal 2008," but, "based on the subjective judgment of [y]our compensation committee" and the recommendations of your CEO, you awarded cash bonuses to your executive officers. In future filings, please disclose the subjective criteria and factors you used to evaluate your executive officers and how your executive officers performed *vis a vis* such criteria and factors.

5.   Also, in the last paragraph on page 12, you write that you determined the final bonus payout amounts "based on a range of fiscal 2008 financial performance guidelines and each NEO's individual performance for fiscal 2008." In future filings, please explain how you arrived a certain bonus amount based on

evaluating an executive's performance on subjective criteria, as mentioned above, in addition to evaluating objective financial performance guidelines for your company as a whole. For instance, how did your compensation committee weigh achieving revenue in fiscal 2008 that was 1.7 times the revenue in fiscal 2007 and a similar increase in operating income as well as a subjective evaluation of certain executive's performance to determine his or her bonus.

6.   Finally, in future filings, if you use individual performance targets, please disclose them, unless they involve confidential trade secrets or confidential information; however, in such event, please comply with Instruction 4 to Item 402(b).

Summary Compensation Table for Fiscal 2008, page 19

7.   In the Summary Compensation Table for Fiscal 2008 on page 19, you state that Mr. Verfuerth earned a base salary of $290,700 and Mr. Waibel earned a bonus of $105,000. However, in the last paragraph on page 10, you state that Mr. Verfuerth earned $291,600 in fiscal 2008 and, in the second paragraph on page 13, you state that Mr. Waibel earned a $100,000 cash bonus as an IPO bonus. If these two disclosures are regarding the same subject matter, in future filings, please make that sure you are consistent in your disclosure.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert F. Bartelmes
Larry Spirgel
Assistant Director